Mail Stop 3561

      							May 31, 2006


Mr. Jeffrey Forgan
Executive Vice President, Chief Financial Officer
Sharper Image Corporation
350 The Embarcadero, 6th Floor
San Francisco, CA  94105

	Re:	Sharper Image Corporation
      Form 10-K for the fiscal year ended January 31, 2006
		Filed May 1, 2006

Dear Mr. Forgan:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the fiscal year ended January 31, 2006
Item 2.  Properties, page 20

1. Revise your filing to include additional details about where your stores are located. For example, please include additional information regarding their location by state or geographic areas.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 24

Critical Accounting Policies and Estimates, page 24

2. Please expand your discussion of your critical accounting policies. The disclosures here should enhance those already included in the Notes to the Financial Statements and give a reader greater insight into the quality and variability of information regarding the
Company`s financial condition and operating performance. For example, with regard to accounts receivable, you should discuss whether you believe there is significant risk of bankruptcies of wholesale customers, vendors and landlords and whether this has happened historically. Additionally, disclose the annual bad debt expense, the reasons for the changes, and the specific risks involved with your collections. Further, your discussion of revenue recognition would be more meaningful if it specifically addressed the level of product returns, particularly in light of the lawsuit and negative publicity surrounding certain products. Where possible, quantify the amount that changes in estimates by a 1% favorable or unfavorable impact would have had on your results. For additional guidance, please see the published interpretation of Release 3308350 on our website at
   http://www.sec.gov/rules/interp/33-8350.htm.

Note A - Summary of Significant Accounting Policies, page 41

Revenue Recognition, page 41

3. We note your discussion that you defer revenue relating to merchandise certificates, gift cards and rewards cards. Please provide us with more insight into the estimated lives of these items, including whether they have explicit expiration dates. Further, please tell us whether you recognize breakage upon sale of the gift cards and certificates or over the term of your performance obligation and your basis in GAAP for doing so. Please provide us a summary of your historical breakage pattern and your calculation of your estimated breakage rate. Finally, tell us where breakage is classified in your statements of operations and the amounts for each of the three years in the period ended December 31, 2005.


Other Expense, page 42

4. Please provide us with additional information regarding the disposal of fixed assets that you have recorded in each year. Tell us the facts and circumstances related to the losses recorded. Tell us how you determined the loss by fixed asset disposal, and explain to us the timing of the loss recognized.

Store Closure Reserves, page 43

5. We note that you closed 5 stores in 2005 and have recorded reserves for these closures. Tell us how much expense was recognized for store closures in each of the three years in the period ended December 31, 2005, and where these costs are recorded in your statements of operations. Tell us and disclose where the closed stores were located. Additionally, please tell us how you determined that these stores did not qualify as discontinued operations. See SFAS 144.

Reserve for Refunds, page 44

6. Tell us how you determine reserves for estimated product returns for new products where historical return trends are not available. Additionally, tell us whether the reserve for refunds includes any warranties that may be offered to your customers.

Note I - Commitments and Contingencies, page 51

7. We note your discussion of the five class action lawsuits alleging inaccurate advertising claims. Tell us whether you have recorded an accrual for these lawsuits. Tell us whether you have estimated a range of possible loss. Tell us what relief the plaintiffs are requesting and if damages can be quantified. Additionally, tell us what impact, if any, this had on your reserve for returns and warranties. Please provide us with a current update on the status of the lawsuits in your response.

Item 9A.  Controls and Procedures, page 55
8. We note your disclosure that "except for changes related to the material weakness described above, there were no changes in the Company`s internal control over financial reporting..." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.




Schedule II - Valuation and Qualifying Accounts, page 63

9. Revise your filing to include a rollforward of your merchandise inventory reserves.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.





      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3841with any other questions.

								Sincerely,



								Michael Moran
						Accounting Branch Chief



Mr. Jeffrey Forgan
Sharper Image Corporation
May 31, 2006
Page 5